Scoop Media, Inc.
2187 Preville St.
Lasalle, QC, Canada H8N 1N4

February 16, 2012

U.S. Securities & Exchange Commission

Office of Small Business

100 F Street, NE

Washington, D.C. 20549

Re:	Scoop Media, Inc.
File No. 333-177592

Dear Sir/Madam:

Request is hereby made for the acceleration of the effective date of our Registration Statement on Form S-1, File No. 333-177592, to 4:00 P.M. Eastern Standard Time on February 22, 2012, or as soon as practicable thereafter.

We are also aware that:

•

Should the Commission or the staff, acting pursuant to a delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

The action of the Commission or the staff, acting pursuant to a delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing;

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The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

SCOOP MEDIA, INC.

By:	/s/ Awais Khan
Awais Khan President and Chief Executive Officer